# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aurora Innovation, Inc., CIK 0001828108
CUSIP: 051774107
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1654 Smallman St., Pittsburgh, Pennsylvania (PA), 15222
Date of event which requires filing of this statement: 05/20/2025
Amends the filing with accession number 0001552781-22-000158
Filed by CIK 0001543151
Persons authorized to receive notices and communications: Prashanth Mahendra-Rajah, c/o Uber Technologies, Inc., 1725 3rd Street, San Francisco, California (CA), 94158, 415-612-8582

## Reporting persons
- Uber Technologies, Inc. (CIK 0001543151): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 325,973,411; shared voting power 0; sole dispositive power 325,973,411; shared dispositive power 0; aggregate amount beneficially owned 325,973,411 (23% of the class)
  Comment: Note for Lines (7), (9), and (11) - Consists of 325,973,411 shares of Class A common stock, par value $0.00001 per share, of Aurora Innovation, Inc. (the "Issuer").
  Note for Line (13) - The percent of class beneficially owned by the Reporting Person was calculated based on 1,418,704,343 shares of Class A common stock outstanding as of May 1, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the three months ended March 31, 2025.
  
  This statement constitutes Amendment No. 4 to the Schedule 13D relating to the shares of Class A common stock, $0.00001 par value per share (the "Class A Common Stock"), of the Issuer, and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 14, 2022 (as amended by Amendment No. 1, filed with the SEC on July 24, 2023, Amendment No. 2, filed with the SEC on May 8, 2024, and Amendment No. 3, filed with the SEC on May 15, 2025, the "Schedule 13D"). Except as set forth herein, the Schedule 13D as previously filed remains applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: Aurora Innovation, Inc.
Address of issuer's principal executive offices: 1654 Smallman St., Pittsburgh, Pennsylvania (PA), 15222

## Item 2. Identity and Background
Name of person filing: No change.
Residence or business address: No change.
Present principal occupation or employment: No change.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I filed as Exhibit 99.1 hereto ("Schedule I"), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: No change.

## Item 4. Purpose of Transaction
Purpose of transaction: On May 20, 2025, the Reporting Person completed its private offering of $1.15 billion aggregate principal amount of its 0.0% Exchangeable Senior Notes due 2028 (the "Notes") to an investment bank acting as initial purchaser (the "Initial Purchaser"), including the exercise in full by the Initial Purchaser of its option to purchase up to an additional $150.0 million aggregate principal amount of the Notes. The Notes were issued pursuant to an indenture, dated May 20, 2025 (the "Indenture"), among the Reporting Person, Neben Holdings, as guarantor, and U.S. Bank Trust Company, National Association, as trustee (the "Trustee"). The information set forth under the header "0.0% Exchangeable Senior Notes Offering" in Item 6 of this Statement is incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: No change.
Number of shares as to which each person has sole or shared power to vote or dispose: No change.
Transactions in the class effected during the past sixty days: Except as otherwise reported herein, the Reporting Person and, to the best knowledge of the Reporting Person, the directors and executive officers of the Reporting Person have not effected any other transactions in the shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No change.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
0.0% Exchangeable Senior Notes Offering
On May 20, 2025, the Reporting Person completed its private offering of $1.15 billion aggregate principal amount of the Notes to the Initial Purchaser, including the exercise in full by the Initial Purchaser of its option to purchase up to an additional $150.0 million aggregate principal amount of the Notes. The Notes were issued pursuant to the Indenture.

The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The Notes will mature on May 15, 2028, unless earlier exchanged, redeemed or repurchased. The Notes will be exchangeable into cash, or, subject to the satisfaction of certain share delivery conditions, shares of Class A Common Stock, or a combination of cash and shares of Class A Common Stock, at the Reporting Person's election. The exchange rate will initially be 117.6471 shares of Class A Common Stock per $1,000 principal amount of Notes (equivalent to an initial exchange price of approximately $8.50 per share of Class A Common Stock). The exchange rate will be subject to adjustment in some events. In addition, following certain corporate events involving the Reporting Person or the Issuer that occur prior to the maturity date or if the Reporting Person delivers a notice of redemption, the Reporting Person will, in certain circumstances, increase the exchange rate for a holder who elects to exchange its notes in connection with such a corporate event or exchange its Notes called (or deemed called) for redemption during the related redemption period, as the case may be.

In connection with the offering of the Notes, the Reporting Person has agreed to a customary lock-up with the Initial Purchaser related to the Class A Common Stock.

The foregoing description of the Notes and the Indenture does not purport to be complete and is qualified in its entirety by reference to the complete text of the Indenture and form of Note which are filed herewith as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EX-99.1 - Schedule I (incorporated by reference to Exhibit 99.1 to Amendment No. 3 to Schedule 13D filed by the Reporting Person with the SEC on May 15, 2025)

EX-99.2 - Indenture, dated as of May 20, 2025, among Uber Technologies, Inc., Neben Holdings, LLC and U.S. Bank Trust Company, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Reporting Person with the SEC on May 20, 2025)

EX-99.3 - Form of Global Note, representing Uber Technologies, Inc.'s 0.0% Exchangeable Senior Notes due 2028 (included as Exhibit A to the Indenture filed as Exhibit 99.2) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Reporting Person with the SEC on May 20, 2025)

## Signatures
- Uber Technologies, Inc.: /s/ Prashanth Mahendra-Rajah, Chief Financial Officer (05/22/2025)